Exhibit 99.1

RIO ALTO PRODUCES 48,427 OUNCES OF GOLD IN Q2 2013

For Immediate Release	July 11, 2013

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) is pleased to announce that its La Arena Gold Mine produced and sold 48,427 ounces of gold during the three months ended June 30, 2013, 4,822 ounces more than planned for the period (84,783 ounces of gold poured for the six months ended June 30, 2013 compared to 78,553 ounces planned for the period).

Ore and waste production from the La Arena Gold Mine for the second quarter of 2013 was:

	Actual		Planned		Difference
	Tonnes	Au gpt	Tonnes	Au gpt	Tonnes/Ozs	Au gpt

Ore mined	3,001,082	0.647	3,536,000	0.470	(534,918)	0.166
Waste mined	6,242,967		5,923,000		319,967

Ounces poured	48,427		43,605		4,822

Production for the first six months of 2013 amounted to:

	Actual		Planned		Difference
	Tonnes	Au gpt	Tonnes	Au gpt	Tonnes/Ozs	Au gpt

Ore mined	5,285,268	0.587	5,712,000	0.481	(426,732)	0.106
Waste mined	12,237,993		12,048,000		189,993

Ounces poured	84,783		78,553		6,230

Gold production exceeded plan for both the first and second quarters of the year due to better than expected ore grade of 0.647 gpt for Q2 compared to planned grade of 0.470 gpt (0.587 gpt realized compared with 0.481 gpt planned for the six months ended June 30, 2013). Management reaffirms its production guidance of 190,000 to 210,000 ounces of gold production for calendar 2013.

As part of its 2013 operational strategy, the Company continues to optimize its mining activities at La Arena and management believes that, irrespective of the recent falls in the gold price, its mining operations will continue to generate strong positive cash flows.

The search for COO is in process with an appointment expected before year end. In the meantime, President & CEO, Alex Black, has assumed the role and responsibilities as COO.

Permitting for the La Arena Phase II project is underway and a feasibility study for the project is scheduled to be completed by the end of Q1 2014. The Company had originally planned to fund Phase II with cash flow from its gold oxide mining operations. As a consequence of the recent drop in metal prices and the need to conserve existing cash reserves, the Company has decided to evaluate alternative sources of funding.

Rio Alto will release its Q2 financial results on August 13, 2013.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning estimated gold production for 2013 and expectations for positive cash flow from operations. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	604.628.1401
Phone:	+511 625 9900	Fax:	866.393.4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com